Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

07020725

January 23, 2007

SEC MAIL PROCESSING
RECEIVED
JAN 31 2007
WASH. D.C. 186 SECTION

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated January 17, 2007 and the accompanying Material Change Form.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

PROCESSED
FEB 02 2007
THOMSON
FINANCIAL

Encl.

#82-34714

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Raises Bid for bcMetals

Vancouver, BC - January 17, 2007 – Imperial Metals Corporation (TSX:III) today announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.165 per share.

In addition to increasing the bid price, CAT-Gold will also remove its condition regarding the proposed joint venture between bcMetals and Global International Jiangxi Copper Company Limited from its bid.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 4:00 pm (Pacific time) on Friday, February 9, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities presently. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (8,554,494 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

January 17, 2007

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on January 17, 2007 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.165 per share.

In addition to increasing the bid price, CAT-Gold will also remove its condition regarding the proposed joint venture between bcMetals and Global International Jiangxi Copper Company Limited from its bid.

Item 5. Full Description of Material Change

The Issuer announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.165 per share.

In addition to increasing the bid price, CAT-Gold will also remove its condition regarding the proposed joint venture between bcMetals and Global International Jiangxi Copper Company Limited from its bid.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 4:00 pm (Pacific time) on Friday, February 9, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities presently. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (8,554,494 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated January 18, 2007.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Raises Bid for bcMetals

Vancouver, BC - January 17, 2007 – Imperial Metals Corporation (TSX:III) today announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.165 per share.

In addition to increasing the bid price, CAT-Gold will also remove its condition regarding the proposed joint venture between bcMetals and Global International Jiangxi Copper Company Limited from its bid.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 4:00 pm (Pacific time) on Friday, February 9, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities presently. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (8,554,494 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

Sabine Goetz

From: Sabine Goetz
Sent: Thursday, January 18, 2007 3:33 PM
To: 'surveillance@rs.ca'
Subject: Imperial Metals News Release - January 18, 2007

Market Surveillance:

Imperial is in the process of disseminating the attached news release via CCN Matthews – **Imperial Reviewing Increased Offer for bcMetals**

Regards,
Sabine Goetz
Investor Relations
Imperial Metals Corporation
200 - 580 Hornby Street
Vancouver, BC V6C 3B6
d: 604.488.2657
e: sabinegoetz@imperialmetals.com
www.imperialmetals.com